SCHEDULE 13D

                               (RULE 13D-101)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
             Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 18)*

                         ARV ASSISTED LIVING, INC.
------------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 00204C107
           ----------------------------------------------------
                               (CUSIP Number)

      Marjorie L. Reifenberg, Esq.                 Lee S. Parks, Esq.
  Lazard Freres Real Estate Investors        Fried, Frank, Harris, Shriver &
                 L.L.C.                                 Jacobson
          30 Rockefeller Plaza                     One New York Plaza
        New York, New York 10020                New York, New York 10004
             (212) 632-6000                          (212) 859-8000
------------------------------------------------------------------------------
    (Name, Address and Telephone Number of Persons Authorized to Receive
                        Notices and Communications)

                             February 18, 2003
------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No.  00204C107                                    PAGE 2 OF 12 PAGES

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Prometheus Assisted Living LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS

                OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           -0-

BENEFICIALLY     8  SHARED VOTING POWER

OWNED BY EACH       7,595,069 shares of Common Stock

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10  SHARED DISPOSITIVE POWER

                    7,595,069 shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,595,069 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    43.5%

14  TYPE OF REPORTING PERSON

    OO

                             SCHEDULE 13D

CUSIP No.  00204C107                                    PAGE 3 OF 12 PAGES

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    LF Strategic Realty Investors II L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS

                OO, BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           -0-

BENEFICIALLY     8  SHARED VOTING POWER

OWNED BY EACH       8,345,069 shares of Common Stock

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10  SHARED DISPOSITIVE POWER

                    8,345,069 shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,345,069 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    45.8%

14  TYPE OF REPORTING PERSON

    PN

                             SCHEDULE 13D

CUSIP No.  00204C107                                    PAGE 4 OF 12 PAGES

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    LFSRI II Alternative Partnership L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS

                OO, BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           -0-

BENEFICIALLY     8  SHARED VOTING POWER

OWNED BY EACH       7,595,069 shares of Common Stock

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10  SHARED DISPOSITIVE POWER

                    7,595,069 shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,595,069 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    43.5%

14  TYPE OF REPORTING PERSON

    PN

                             SCHEDULE 13D

CUSIP No.  00204C107                                    PAGE 5 OF 12 PAGES

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    LFSRI II - CADIM Alternative Partnership L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS

                OO, BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           -0-

BENEFICIALLY     8  SHARED VOTING POWER

OWNED BY EACH       7,595,069 shares of Common Stock

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10  SHARED DISPOSITIVE POWER

                    7,595,069 shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,595,069 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    43.5%

14  TYPE OF REPORTING PERSON

    PN

                             SCHEDULE 13D

CUSIP No.  00204C107                                    PAGE 6 OF 12 PAGES

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Lazard Freres Real Estate Investors L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS

                OO, BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

                NEW YORK

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           -0-

BENEFICIALLY     8  SHARED VOTING POWER

OWNED BY EACH       8,345,069 shares of Common Stock

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10  SHARED DISPOSITIVE POWER

                    8,345,069 shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,345,069 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    45.8%

14  TYPE OF REPORTING PERSON

    OO

                             SCHEDULE 13D

CUSIP No.  00204C107                                    PAGE 7 OF 12 PAGES

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Lazard Freres & Co. LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS

                OO, BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

                NEW YORK

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           -0-

BENEFICIALLY     8  SHARED VOTING POWER

OWNED BY EACH       8,345,069 shares of Common Stock

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10  SHARED DISPOSITIVE POWER

                    8,345,069 shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,345,069 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    45.8%

14  TYPE OF REPORTING PERSON

    OO

                             SCHEDULE 13D

CUSIP No.  00204C107                                    PAGE 8 OF 12 PAGES

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    LFSRI II Assisted Living LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS

                OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           -0-

BENEFICIALLY     8  SHARED VOTING POWER

OWNED BY EACH       750,000 shares of Common Stock

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10  SHARED DISPOSITIVE POWER

                    750,000 shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    750,000 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.1%

14  TYPE OF REPORTING PERSON

    OO

     This Amendment No. 18 to Schedule 13D is filed by Prometheus Assisted Living LLC, a Delaware limited liability company ("Prometheus"), LF Strategic Realty Investors II L.P., a Delaware limited partnership, LFSRI
II Alternative Partnership L.P., a Delaware limited partnership, LFSRI II-CADIM Alternative Partnership L.P., a Delaware limited partnership, Lazard Freres Real Estate Investors L.L.C., a New York limited liability company ("LFREI"), LFSRI II Assisted Living LLC, a Delaware limited liability company, and Lazard Freres & Co. LLC, a New York limited liability company. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D, as amended, originally filed by Prometheus and LFREI on July 23, 1997 (as amended, the "Initial
Schedule 13D"). The Initial Schedule 13D is hereby amended as follows:

ITEM 2.   IDENTITY AND BACKGROUND.

     Item 2 is hereby amended to add the following information to the table contained in Schedule 2 (Management Committee of Lazard Freres & Co. LLC) to the Initial Schedule 13D:

     Name                                   Principal Occupation
     ----                                   --------------------
     Charles Stonehill                      Managing Director and
     (citizen of the United States and      Head of Global Capital Markets of
     the United Kingdom)                    Lazard Freres & Co. LLC

     The references to Andrew E. Zobler and his principal occupation contained in Schedule 1 (Executive Officers and Members of Investment
Committee  of Lazard  Freres Real Estate  Investors  L.L.C.) of the Initial
Schedule 13D are hereby deleted in their entirety.

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 is amended to add the following:

     Assisted Living, Inc. (the "Company") has outstanding 6-3/4% Convertible Subordinated Notes due 2006 (the "Notes") issued under the terms of an Indenture (the "Indenture"), dated as of April 3, 1996, between the Company and The Chase Manhattan Bank, N.A., as trustee. Under the terms of the Indenture, after the completion of the merger (the "Merger") contemplated by the Agreement and Plan of Merger (the "Agreement"), dated as of January 3, 2003, by and among Prometheus, Jenny Merger Corp. and the Company, the Notes will no longer be convertible into shares of the Company's common stock. Instead, upon conversion of any Note, the holder of such Note will receive an amount equal to $3.90, the consideration being paid for each share of the Company's common stock under the Agreement, multiplied by the number of shares of the Company's common stock into which the Note was convertible prior to the Merger, without interest.

     The terms of the Indenture and the Notes would require the Company, within 30 days after completion of the Merger, to mail to each holder of a Note an offer (a "Change of Control Offer") to repurchase all or any portion of the holder's Notes at a purchase price equal to 101% of the principal amount of the holder's Notes plus accrued and unpaid interest. Under the terms of the Indenture, the Company has the right, at any time, to redeem all or a portion of the Notes then outstanding at the following redemption prices (expressed as percentages of the principal amount), together with accrued interest to the redemption date, if redeemed during the twelve month period beginning April 1:


                 YEAR                          REDEMPTION PRICE
                 ----                          ----------------

                 2002                              102.700%
                 2003                              102.025%
                 2004                              101.350%
                 2005                              100.675%

     Prometheus presently intends to cause the Company to redeem promptly after the completion date of the Merger all of the outstanding Notes at the applicable redemption price set forth above instead of making a Change of Control Offer.

     In addition, prior to the completion of the Merger, Prometheus or one of its affiliates may, with the approval of the board of directors of the Company (the "Board") and the special committee of the Board, purchase outstanding Notes in open market or privately negotiated transactions.

                                 SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 18, 2003

                   PROMETHEUS ASSISTED LIVING LLC

                      By:   LF Strategic Realty Investors II L.P.,
                            LFSRI II Alternative Partnership L.P., and
                            LFSRI II-CADIM Alternative Partnership L.P.,
                            its managing members

                            By: Lazard Freres Real Estate Investors L.L.C. its general partner

                                   By:  /s/ John A. Moore
                                       ------------------------
                                       Name:   John A. Moore
                                       Title:  Managing Principal and Chief
                                               Financial Officer

                   LF STRATEGIC REALTY INVESTORS II L.P.

                      By: Lazard Freres Real Estate Investors L.L.C., its general partner

                            By:   /s/ John A. Moore
                                ----------------------
                                Name:   John A. Moore
                                Title:  Managing Principal and Chief
                                        Financial Officer

                   LFSRI II ALTERNATIVE PARTNERSHIP L.P.

                      By: Lazard Freres Real Estate Investors L.L.C., its general partner

                            By:    /s/ John A. Moore
                                 ---------------------
                                 Name:   John A. Moore
                                 Title:  Managing Principal and Chief
                                         Financial Officer

                   LFSRI II-CADIM ALTERNATIVE PARTNERSHIP L.P.

                      By: Lazard Freres Real Estate Investors L.L.C., its general partner

                            By:    /s/ John A. Moore
                                 ---------------------
                                 Name:   John A. Moore
                                 Title:  Managing Principal and Chief
                                         Financial Officer

                   LAZARD FRERES REAL ESTATE INVESTORS L.L.C.

                            By:    /s/ John A. Moore
                                 ---------------------
                                 Name:   John A. Moore
                                 Title:  Managing Principal and Chief
                                         Financial Officer

                   LAZARD FRERES & CO. LLC

                            By:    /s/ Scott D. Hoffman
                                 --------------------------
                                 Name:    Scott D. Hoffman
                                 Title:   Managing Director

                   LFSRI II ASSISTED LIVING LLC

                      By:   LF Strategic Realty Investors II L.P.,
                            its managing member

                            By: Lazard Freres Real Estate Investors L.L.C. its general partner

                                   By:  /s/ John A. Moore
                                       ------------------------
                                       Name:   John A. Moore
                                       Title:  Managing Principal and Chief
                                               Financial Officer